Exhibit 12.1

Royal Caribbean Cruises Ltd.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Years Ended December 31,
	2011	2010		2009		2008	2007

Earnings
Net income	$607,421	$515,653	(3)	$152,485	(3)	$573,722	$603,405
Income tax expense (benefit)	20,673	20,266		(5,053)		2,617	2,524
(Income) loss from equity investees, net of distributions	(118)	(200)		15,244		(4,042)	(7,837)
Fixed charges	409,246	409,065		363,277		392,596	394,503
Capitalized interest	(13,986)	(28,093)	(3)	(41,473)	(3)	(44,341)	(39,939)

Earnings	$1,023,236	$916,691		$484,480		$920,552	$952,656

Fixed Charges
Interest expense (1)	$396,402	$399,300	(3)	$351,421	(3)	$371,654	$373,723
Interest portion of rent expense (2)	12,844	9,765		11,856		20,942	20,780

Fixed charges	$409,246	$409,065		$363,277		$392,596	$394,503

Ratio of Earnings to Fixed Charges	2.5x	2.2x		1.3x		2.3x	2.4x

(1)	Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2)	Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.
(3)	Amounts for 2010 and 2009 include a revision for the correction of errors in the manner in which we were amortizing certain guarantee fees related to three outstanding export credit agency guaranteed loans, and to a much lesser extent, fees associated with our revolving credit facilities. Refer to Note 1. “General – Revision of Prior Period Financial Statements” to our consolidated financial under Item 8. Financial Statements and Supplementary Data for further details included in our Annual Report on Form 10-K for the year ended December 31, 2011.